Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2003	2002	2001
EARNINGS PER SHARE (000’s, except per share data)

Net Income before Extraordinary Item	$7,958	$6,088	$5,027
Extraordinary Item, net	—	—	(3,937)

Net Income	7,958	6,088	1,090
Less: Dividend Requirements on Preferred Stock	236	253	257

Net Income Applicable to Common Stock	$7,722	$5,835	$833

Average Number of Common Shares Outstanding—Basic	4,878	4,744	4,744

Dilutive Effect of Stock Options* and Restricted Stock	21	18	16

Average Number of Common Shares Outstanding—Diluted	4,899	4,762	4,760

Earnings Per Share—Basic	$1.58	$1.23	$0.18

Earnings Per Share—Diluted	$1.58	$1.23	$0.18

*	Assumes all options were converted to common shares per SFAS 128.